

February 15, 2012

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
1901 North Roselle Road, Suite 800
Schaumburg, IL 60195

   Re: Global Brass and Copper Holdings, Inc.
     Amendment No.2 Registration Statement on Form S-1
     Filed February 10, 2012
     File No. 333-177594

Dear Mr. Hamilton:

   We have reviewed your registration statement and have the following comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

Shares Eligible for Future Sale, page 174

Registration Rights, page 175

2. We note your response to comment eight from our letter dated January 18, 2012. As previously requested, please revise your disclosure to specifically state that there are no maximum cash penalties or any additional penalties resulting from delays in registering your common stock pursuant to your registration rights agreement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Lawrence G. Wee, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP